SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13G

                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)1

                          BANCO RIO DE LA PLATA, S.A.
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                               (Name of Issuer)

             Class B Ordinary Shares, par value Ps. 1.00 per Share
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                          (Title of Class Securities)

                                   059644104

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                                (CUSIP Number)

                               February 5, 2001

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            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         |X|  Rule 13d-1(b)*
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------
* See also Item 3 of this Schedule 13G/A.

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CUSIP No.   059644104               13G                    Page 2 of 16 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Merrill Lynch & Co., Inc.
     #13-2740599

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|

     (Joint Filing pursuant to Rule 13d-1(k)(1))
                                                          (b) |_|
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware

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5  NUMBER OF          SOLE VOTING POWER
   SHARES             0
                 ------------------------------------------------------------
6 BENEFICIALLY        SHARED VOTING POWER
   OWNED BY           64,269,450
                 ------------------------------------------------------------
7   EACH              SOLE DISPOSITIVE POWER
 REPORTING            0
                 ------------------------------------------------------------
8  PERSON             SHARED DISPOSITIVE POWER
   WITH               64,269,450
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,269,450

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    26.7%

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12  TYPE OF REPORTING PERSON*
    HC, CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.   059644104               13G                    Page 3 of 16 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Merrill Lynch International

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|

     (Joint Filing pursuant to Rule 13d-1(k)(1))
                                                          (b) |_|
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION    England and Wales

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5  NUMBER OF          SOLE VOTING POWER
   SHARES             0
                 ------------------------------------------------------------
6 BENEFICIALLY        SHARED VOTING POWER
   OWNED BY           64,269,450
                 ------------------------------------------------------------
7   EACH              SOLE DISPOSITIVE POWER
 REPORTING            0
                 ------------------------------------------------------------
8  PERSON             SHARED DISPOSITIVE POWER
   WITH               64,269,450
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,269,450

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    26.7%

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12  TYPE OF REPORTING PERSON*
    BD, CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.   059644104               13G                    Page 4 of 16 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     BRS Investments S.A.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|

     (Joint Filing pursuant to Rule 13d-1(k)(1))
                                                          (b) |_|
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION    Republic of Argentina

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5  NUMBER OF          SOLE VOTING POWER
   SHARES             0
                 ------------------------------------------------------------
6 BENEFICIALLY        SHARED VOTING POWER
   OWNED BY           39,269,452
                 ------------------------------------------------------------
7   EACH              SOLE DISPOSITIVE POWER
 REPORTING            0
                 ------------------------------------------------------------
8  PERSON             SHARED DISPOSITIVE POWER
   WITH               39,269,452
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     39,269,452

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    16.3%

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12  TYPE OF REPORTING PERSON*
    CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Banco Rio de la Plata, S.A.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Banco Rio de la Plata, S.A.
             Bartolome Mitre 480
             City of Buenos Aires, Republic of Argentina

Item 2(a).   Name of Person Filing:

             This Schedule 13G is filed on behalf of Merrill Lynch & Co., Inc. ("ML & Co."); Merrill Lynch International ("MLI"); and BRS Investments S.A. ("BRS"). ML & Co., MLI and BRS are collectively referred to herein as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             Merrill Lynch & Co., Inc.
             World Financial Center
             North Tower
             250 Vesey Street
             New York, New York  10281

             Merrill Lynch International
             Ropemaker Place
             25 Ropemaker Street
             London, EC2Y 9LY

             BRS Investments S.A.
             Avenida de Mayo 701, 16th Floor
             Buenos Aires, Argentina

Item 2(c).   Citizenship:

             ML & Co. is organized under the laws of the State of Delaware. MLI is organized under the laws of England and Wales. BRS is organized under the laws of the Republic of Argentina.

Item 2(d).   Title of Class of Securities:

             Class B Ordinary Shares, par value Ps. 1.00 per share

Item 2(e).   CUSIP Number:

             059644104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)  |_|Broker or Dealer registered under Section 15 of the Exchange
             Act.
        (b)  |_|Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c) |_|Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
        (d) |_|Investment Company registered under Section 8 of the Investment Company Act.
        (e)  |_|An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)
             (E).
        (f) |_|An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) |_|A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) |_|A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) |_|A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j)  |_|Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
|X|

         This 13G is filed jointly, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (a) ML & Co. and MLI, pursuant to a no-action letter issued by the Securities and Exchange Commission's Division of Corporation Finance under Rule 13d-1(b) under the Exchange Act (1993 SEC No-Act. LEXIS 1121 (November 24, 1993)) and
(b) BRS, in accordance with the provisions of Rule 13d-1(c) and Rules 13d-2(b) and (d).

Item 4.  Ownership.

(a)      Amount Beneficially Owned:

         BRS directly holds 2,539,000 Shares. In addition, BRS directly holds 36,730,452 Class A Ordinary Shares of Banco Rio. The Class A Ordinary Shares are exchangeable for the Shares on a 1 for 1 basis at any time. Accordingly, for purposes of Rule 13d-3 under the Exchange Act, BRS beneficially owns a total of 39,269,452 Shares.

         MLI directly beneficially owns 24,999,998 Shares. In addition, MLI, as the parent company of BRS, may be attributed with indirect beneficial ownership of the 39,269,452 Shares beneficially owned by BRS, MLI's wholly-owned subsidiary. Accordingly, MLI may be deemed to beneficially own an aggregate of 64,269,450 Shares.

         ML & Co. does not directly beneficially own any Shares. However, as the ultimate parent company of MLI and BRS, ML & Co. may be attributed with indirect beneficial ownership of the 24,999,998 Shares directly beneficially owned by MLI and the 39,269,452 Shares directly beneficially owned by BRS.

         Although the Reporting Persons are affiliates, the Reporting Persons are of the view that their affiliation does not cause them to be acting as a "group" within the meaning of Rule 13d-5 under the Exchange Act.

(b)      Percent of Class:

         See Item 11 of the applicable cover page for each Reporting Person.

(c)      Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote

              See Item 5 of the applicable cover page for each Reporting
Person.

         (ii) Shared power to vote or to direct the vote

        (iii) See Item 6 of the applicable cover page for each Reporting
              Person.

         (iv) Sole power to dispose or to direct the disposition of

              See Item 7 of the applicable cover page for each Reporting
Person.

         (v)  Shared power to dispose or to direct the disposition of


              See Item 8 of the applicable cover page for each Reporting
Person.

Item 5.    Ownership of Five Percent or Less of a Class.


              Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         As indicated in Item 3, above, this Schedule 13G amendment is filed jointly by (a) ML & Co. and MLI, pursuant to a no-action letter issued by the Securities and Exchange Commission's Division of Corporation Finance under Rule 13d-1(b) under the Exchange Act (1993 SEC No-Act. LEXIS 1121 (November 24, 1993)) and (b) BRS, in accordance with the provisions of Rule 13d-1(c) and Rules 13d-2(b) and (d). As further indicated in Item 4(a), above, BRS is a foreign corporation and a direct, wholly-owned subsidiary of MLI. MLI is a foreign broker-dealer and an indirect wholly-owned subsidiary of ML & Co. ML & Co. is a domestic holding corporation and the ultimate parent company of both BRS and MLI.

Item 8.  Identification and Classification of Members of the Group.

         The Reporting Persons have filed this Schedule 13G amendment jointly, pursuant to Rule 13d-1(k)(1) under the Exchange Act. As further indicated in Items 4(a) and 7, above, BRS is a direct, wholly-owned subsidiary of MLI, and MLI is an indirect wholly-owned subsidiary of ML & Co. Although the Reporting Persons are affiliates and have determined to file jointly, the Reporting Persons are of the view that their affiliation does not cause them to be acting as a group within the meaning of Rule 13d-5 under the Exchange Act.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

        (a)    As to ML & Co. and MLI:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)     As to BRS:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           [Signature Pages Follow]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2001

                                                 Merrill Lynch & Co., Inc.


                                                 /s/ Lawrence  M. Egan, Jr.
                                                 Name: Lawrence M. Egan Jr.*
                                                 Title: Attorney-In-Fact

 * Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2001




                                               Merrill Lynch International

                                               /s/ Larry Dobosh
                                               Name: Larry Dobosh*
                                               Title: Director

* Evidence of authority to sign on behalf of MLI is set forth in a Certificate of Incumbency dated December 20, 2000 and included as Exhibit A to this
Schedule 13G/A.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2001


                                                  BRS Investments S.A.


                                                  /s/ Daniel Gonzalez
                                                  Name: Daniel Gonzalez
                                                  Title: Vice President

                                                                EXHIBIT A

                           Certificate of Incumbency

I, Debra A. Searle, Company Secretary of MERRILL LYNCH INTERNATIONAL a company organised and existing under the laws of England and Wales with its registered office at Ropemaker Place, 25 Ropemaker Street, London EC2Y 9LY, England do hereby confirm that Laurence Dobosh is a duly appointed Director of the Company and, as such, is authorised to sign on behalf of the Company.

/s/ Debra A. Searle
Debra A. Searle
Company Secretary

Dated: 20 December 2000

                                                                    EXHIBIT B

(COPY OF JOINT FILING AGREEMENT APPEARING AS EXHIBIT B TO ORIGINAL 13G FILED BY THE REPORTING PERSONS ON DECEMBER 21, 2000)

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that this Schedule 13G, dated as of December 21, 2000 (the "Schedule 13G"), with respect to the Shares issued by Banco Rio de la Plata, S.A. is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. Each of the undersigned further agrees that Merrill Lynch & Co., Inc. may file the Schedule 13G, and any and all amendments thereto, on its behalf. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

                           [signature pages follow]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 21st day of December 2000.

                                                Merrill Lynch & Co., Inc.


                                                /s/ Lawrence M. Egan Jr.
                                                Name: Lawrence M. Egan Jr.*
                                                Title: Attorney-In-Fact

     * Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 21st day of December 2000.

                                               Merrill Lynch International

                                               /s/ Larry Dobosh
                                               Name: Larry Dobosh*
                                               Title: Director

* Evidence of authority to sign on behalf of MLI is set forth in a Certificate of Incumbency dated December 20, 2000 and included as Exhibit C to this
Schedule 13G.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 21st day of December 2000.

                                                BRS Investments S.A.


                                                /s/ Daniel Gonzalez
                                                Name: Daniel Gonzalez
                                                Title: Vice President